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Telephone: 020 7528 6298
Date: 12 January 2007

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Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Tel: 020 7528 6200
Fax: 020 7528 6222

www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

07020466

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Q3 2006 New Business Results*

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

Enc

TC.500 HT-0520 DEPOL

Legal & General Group Plc is a holding company, subsidiary undertakings of which are authorised and regulated as appropriate by the Financial Services Authority.

Legal & General Group Plc
Registered in England No. 01417162
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP